October 3, 2006

Matthew Komar
Amit Pande
Kathryn McHale
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ACA Capital Holdings, Inc., Registration Statement on Form S-1 File No. 333-133949 (the "Registration Statement")

Dear Messrs. Komar and Pande and Ms. McHale:

        Attached is a discussion of the accounting issue we discussed with Ms. McHale and Mr. Komar. If you have any questions or comments, please call me at (212) 375-2012 or Lisa Mumford, our Chief Accounting Officer, at (212) 375-2206.

Sincerely,

/s/ Edward U. Gilpin

Edward U. Gilpin

cc:	Alan S. Roseman (ACA Capital Holdings, Inc.)
Nora J. Dahlman (ACA Capital Holdings, Inc.)
Lisa Mumford (ACA Capital Holdings, Inc.)
Valerie Ford Jacob (Fried, Frank, Harris, Shriver & Jacobson LLP)
Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
Ethan T. James (Davis Polk & Wardwell)
Robert Giordano (Deloitte & Touche LLP)

ACA Capital Holdings, Inc.
December 31, 2005

Issue

The Company has identified an inadvertent clerical error in the Statement of Stockholders' Equity in our audited financial statements for the years ended December 31, 2005, 2004 and 2003. We believe that this item is immaterial to the financial statements, and therefore, will not be adjusted for this error.

Description of Misstatement

In preparing the Statement of Stockholders' Equity in connection with our audited financial statements for the years ended December 31, 2005, 2004 and 2003, we improperly reflected the change in components of Other Comprehensive Income for the year ended December 31, 2005. This misstatement was the result of an inadvertent clerical error. The item "Loss on derivative hedges, net of change in deferred income tax of $(4,518)" was reflected as $(8,392) when instead it should have been reflected as a gain or positive number of $8,392. Further, the line item "Change in unrealized gain on investments, net of change in deferred income tax of $(1,307)" was reflected as $(2,428) instead of $(19,212). When combined, the difference of how we actually reflected these items and how they should have been reflected nets to $0. In other words, total Other Comprehensive Income ("OCI") is unchanged by this error. Likewise, no other items in the financial statements, including any totals or subtotals, are affected by this error.

Basis for Conclusion

We believe the misstatement is immaterial because there is substantial likelihood that a reasonable person would not consider it important to the Company's reported results or financial condition. We also do not believe the misstatement renders our financial statements "unreliable." Our conclusion is based on a quantitative as well as qualitative analysis under the guidance of SEC Staff Accounting Bulletin: No. 99—Materiality ("SAB 99").

Quantitative Analysis

On a quantitative basis, our conclusion that the misstatement is immaterial is based on its impact on both net income and stockholders' equity. We have assessed the impact on net income due to the relative importance placed on this measure by those evaluating the performance of businesses. We have also assessed the impact of this error on stockholders' equity as this is the one and only financial statement affected by this item.

The misstatement's impact on the Company's net income and total stockholders' equity is $0. The impact of the misstatement on total OCI, a component of stockholders' equity is also $0. The misstatement is a reclassification between two individual items that comprise the change in other comprehensive income during 2005. The first item, "Loss on derivative hedges, net of change in deferred income tax of $(4,518)" was reflected as $(8,392) when instead it should have been reflected as a gain or positive number of $8,392. This represents a misstatement of $16.8 million for this individual line item. In other words, had we correctly reflected this item, Stockholders' equity would have been $16.8 million higher with respect to this change. However, the line item "Change in unrealized gain on investments, net of change in deferred income tax of $(1,307)" was reflected as $(2,428) instead of $(19,212), which also represented a misstatement in the amount $16.8 million that would have lowered Stockholder's equity. Importantly, the net impact of the adjustments on Stockholders' equity was $0. The net impact of the individual adjustments represents 4.4% of our total stockholders' equity at December 31, 2005, which we also believe is immaterial.

We believe a reasonable person would look at the impact of the misstatement and conclude the error is immaterial.

Qualitative Analysis

SAB 99 requires that the materiality of a misstatement be evaluated not merely on a quantitative basis, but also qualitatively. Our conclusion with respect to the qualitative analysis included the following:

  •
  Our consolidated balance sheet, income statement, statement of cash flows and footnotes to the financial statements as of and for the year ended December 31, 2005 were not impacted by the misstatement and as a result are unchanged;

  •
  While the components of OCI included in our Statement of Stockholders' equity are misstated, total OCI and total Stockholders' equity are unchanged;

  •
  The nature of the misstatement does not in any way change the financial condition of the company or its results of operations;

  •
  The misstatement does not mask a change in earnings or other trends;

  •
  The misstatement does not hide a failure to meet analysts' consensus expectations for the Company;

  •
  The misstatement does not change any segment results or any portion of the Company's business that has been identified as playing a significant role in the operations or profitability;

  •
  The misstatement does not impact earnings per share, compliance with any regulatory requirement, loan covenants or management compensation, and is not the result of an illegal act;

  •
  The amounts as per our June 30, 2006 financial statements are properly reflected; and

  •
  We do not believe a reasonable person would conclude that a material misstatement had occurred at December 31, 2005.

Conclusion

These factors, when taken together, have led us to conclude the misstatement is not material when analyzed under the guidance of SAB 99.